FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38699

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

71 Robinson Road

#04-03

Singapore 068895

and

38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.

Form 20-F ☒   Form 40-F ☐

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

Form 6–K

Signature	3

Exhibit 99.1

Exhibit 99.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Geoffrey Davis

Name:	Geoffrey Davis, CFA
Title:	Chief Financial Officer

Date: April 30, 2025

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Studio City Finance Limited’s Annual Report for the Year Ended December 31, 2024

Exhibit 99.2	Studio City Investments Limited’s Annual Report for the Year Ended December 31, 2024

4